September 23, 2021

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Noodles & Company
Form 8-K filed August 3, 2021
Response dated August 31, 2021
File No. 1-35987

To Whom It May Concern:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 16, 2021 (the “Letter”) to Mr. Carl Lukach, Chief Financial Officer of Noodles & Company (the “Company”), regarding the Company’s Form 8-K, filed on August 3, 2021 and Response dated August 31, 2021.

Your comment in the Letter is set forth below in italics, followed by our response. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Letter.

Form 8-K filed August 3, 2021

Exhibit 99.1
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page 10

1.We note your response to comment 2. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company’s Response:
We acknowledge the Staff's comment. In response thereto, we advise the Staff that in our presentation in future filings, we will exclude the tax adjustment related to our valuation allowance.

If you have any questions or require additional information concerning the above, please do not hesitate to contact me at (720) 214-1900.

Sincerely,

/s/ CARL LUKACH

Carl Lukach
Chief Financial Officer

cc:	Ms. Mel Heidman
Executive Vice President, General Counsel & Secretary, Noodles & Company

Mr. Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

Ernst and Young LLP

The Audit Committee of the Board of Directors
Noodles & Company